UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 8 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

GOOGLE INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Class A Common Stock, $0.001 par value

(Title of Class of Securities)

38259P508

(CUSIP Number of Class A Common Stock Underlying Class of Securities)

Donald S. Harrison, Esq.

Katherine Stephens, Esq.

Google Inc.

1600 Amphitheatre Parkway

Mountain View, CA 94043

(650) 253-0000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David J. Segre, Esq.

Jose F. Macias, Esq.

Jon C. Avina, Esq.

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road

Palo Alto, CA 94304
Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$1,149,242,694.48	$45,165.24

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the Issuer’s Class A common stock that are outstanding under the 2004 Stock Plan as of January 26, 2009 will be eligible for exchange and will be tendered pursuant to the offer. These options have an aggregate value of $1,149,242,694.48 calculated based on a Black-Scholes-Merton option pricing model based on a price per share of Class A common stock of $323.87, the closing price of the Issuer’s Class A common stock as reported on The Nasdaq Global Select Market as of January 26, 2009.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$45,165.24
Form or Registration No.:	005-80032
Filing party:	Google Inc.
Date filed:	February 3, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 8 (this “Amendment No. 8”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on February 3, 2009, as amended and supplemented by Amendments Nos. 1, 2, 3, 4, 5, 6 and 7 relating to an offer by Google Inc. (“Google” or the “Company”) to its employees to exchange certain outstanding options to purchase shares of the Company’s Class A common stock granted under the Company’s 2004 Stock Plan as described in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated February 3, 2009, as amended (the “Exchange Offer”).

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 8 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

Item 4.	Terms of the Transaction.

The Exchange Offer expired at 6:00 a.m., Pacific Time, on Monday, March 9, 2009. Pursuant to the Exchange Offer, Eligible Optionholders (as defined therein) tendered, and Google accepted for cancellation, Eligible Options (as defined therein) to purchase an aggregate of 7,636,552 shares of Google’s Class A common stock from 15,642 participants, representing approximately 92.7% of the total shares of Class A common stock underlying options eligible for exchange in the Exchange Offer. On Monday, March 9, 2009, Google granted New Options (as defined in the Exchange Offer) to Eligible Optionholders to purchase an equal number of shares of Class A common stock in exchange for the cancellation of the tendered Eligible Options. The exercise price per share of the New Options granted in the Exchange Offer is $308.57, the closing price of Google’s Class A common stock as reported by The Nasdaq Global Select Market on March 6, 2009.

Item 12.	Exhibits.

The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 8 to Schedule TO is true, complete and correct.

GOOGLE INC.

/s/ DONALD S. HARRISON
Donald S. Harrison
Associate General Counsel and Assistant Secretary

Date: March 10, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for New Stock Options, dated February 3, 2009, as amended February 20, 2009, February 23, 2009 and March 6, 2009

(a)(1)(B)*	Form of Email Communication to Employees

(a)(1)(C)*	Election Form

(a)(1)(D)*	Notice of Withdrawal

(a)(1)(E)*	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form

(a)(1)(F)*	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal

(a)(1)(G)*	Transcript of Video Presentation to Employees

(a)(1)(H)*	Employee Presentation Materials

(a)(1)(I)*	Australian Offer Document and Cover Letter to Australian Employees

(a)(1)(J)*	Form of Reminder Email to Employees

(a)(1)(K)*	Form of Final Week Reminder Email to Employees

(a)(1)(L)*	Form of Close of Market Price Notification Email to Employees

(a)(1)(M)*	Form of Countdown Reminder Email to Employees

(a)(1)(N)*	Form of Email to Employees Regarding Office Hours Announcement about Exchange Offer

(a)(1)(O)*	Email to Employees Regarding Amendment No. 2

(a)(1)(P)*	Form of Cover Letter to Employees on Leave of Absence

(a)(1)(Q)*	Email from Katherine Stephens to Certain Employees with 10b5-1 Trading Plans

(a)(1)(R)*	Form of Email to Israeli Employees Regarding Israeli Tax Ruling

(a)(1)(S)*	Email to Employees in the Asia Pacific Region Regarding Additional Office Hours

(a)(1)(T)*	Email to Employees in India Regarding Special Tax Workshop

(a)(1)(U)*	Email to Employees in Australia Regarding Special Tax Workshop

(a)(1)(V)*	Email from Marcella Butler to Certain Employees Regarding Eligible Options

(a)(1)(W)*	Email to Employees in Australia Regarding Australian Tax Considerations

(a)(1)(X)*	Email from Ronni Horrillo to Employees in India Regarding Additional Information Added to the India Tax Documents

(a)(1)(Y)*	Form of Confirmation Email to Employees

(b)	Not applicable

(d)(1)	2004 Stock Plan, as amended (incorporated herein by reference to Exhibit 10.08 to the Registrant’s Quarterly Report on Form 10-Q, filed on August 7, 2008, Commission File No. 000-50726)

(d)(2)	2004 Stock Plan – Form of U.S. stock option agreement (incorporated herein by reference to Exhibit 10.08.01 to the Registrant’s Annual Report on Form 10-K, filed on March 30, 2005, Commission File No. 000-50726)

(d)(3)	2004 Stock Plan – Amendment to stock option agreements (incorporated herein by reference to Exhibit 99.01.03 to the Registrant’s Registration Statement on Form S-3, filed on April 20, 2007, Commission File No. 333-142243)

(d)(4)	2004 Stock Plan – Form of stock option agreement (TSO Program) (incorporated herein by reference to Exhibit 99.01.04 to the Registrant’s Registration Statement on Form S-3, filed on April 20, 2007, Commission File No. 333-142243)

(d)(5)*	2004 Stock Plan – Form of international stock option agreement and country-specific appendices

(g)	Not applicable

(h)	Not applicable

*	Previously filed.